VIA EDGAR

July 20, 2010

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn:  Division of Corporation Finance,

Re:	SpeedSport Branding, Inc.
File No. 333-155318

Dear Ladies and Gentlemen:

At the request of SpeedSport Branding, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated June 10, 2010 from Amanda Ravitz of the Commission to Roy C. Montgomery, Chief Executive Officer of the Company, relating to Amendment No. 1 to the Registration Statement on Form S-1 of the Company filed with the Commission on May 14, 2010 (the “Registration Statement”).  We have filed simultaneously Amendment No. 2 to the Registration Statement and have attached a marked copy of such Amendment No. 2 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraphs below correspond to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

On behalf of the Company, we have arranged for delivery to the attention of Amanda Ravitz, Esq. Mailstop 3561 of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No.1, and the supplemental information listed above.

1.            We note that several sections of your registration statement, for example pages 2 and 7, continue to state that the offering price is $0.02 per share. Please revise all sections of the filing to reflect the offering price of $0.20 as well as your proposed maximum aggregate offering price throughout the filing.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

2.  We note that your current disclosure, including but not limited to description of the business operations and financials, speaks as of year 2008. Please revise your disclosure throughout the filing to update it as of the current date and/or the date of the last financial statements. as applicable In particular, your MD&A section does not include a comparison of the years ended 2008 and 2009.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly. An MD & A comparison for the years 2008 and 2009 has been added.

3.             We note your response to our prior comment 2 and reissue in part. Please remove or substantiate your claims relating to the popularity of auto racing and industry growth rates.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly. The language has been removed.

4.            We note your response to our prior comment 5 and reissue. Please move the language under "RED HERRING LANGUAGE" to the prospectus cover page. See Item  510(b)(10) of Regulation S-K. After your first revision, the language currently appears on page 4. Table of Contents.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

5.            We note your disclosure on page 20 describing your lease agreement with P-l and your election not to purchase total loss insurance. Please include a risk factor addressing your lack of insurance for the racecar.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.
A new risk factor has been added.

6.            We note you did not provide any disclosure for Item 304 (Changes in and Disagreements with Accountants on Accounting and Financial Disclosure) or Item 407(90) (Director Independence). Please advise or revise.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.  A new Section has been added after "Recent Accounting Pronouncements".

7.            In several places you refer to this registration statement as Form SB-2.  Please revise your disclosure to refer to Form S-l. Similarly,  please revise your signatures section to comply with Form S-1 requirements.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Prospectus Summary. page 5 .

8.            Revise to include a separately captioned section discussing your relationship with Mr. O'Connell and to quantify the amounts he or his affiliates have received from you since your inception. in the form lease or maintenance payments, stock subscriptions or otherwise. Compare these amounts to your operating expenses overall. Please also highlight in this section that Mr. O'Connell controls you through stock ownership and that, by contrast, your officers and directors appear to collectively hold less· than 2010 of your stock.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

9.  We note your response to our prior comment 7 and reissue in part. Please revise to disclose that you have received no firm commitments for sponsorships or advertising space on your race vehicles. In addition, we note you reference to your "sponsors" in various parts of the registration statement, as well as your disclosure of having no sponsors to date. Please revise for consistency.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

10.            We note your response to our prior comment 11 and reissue in part. Please provide the information in the forefront of the Company section and disclose that you are a development stage company.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

11.            We note your response to our prior comment 12 and reissue in part. Please revise to quantify your losses for the most recent audited period and stub period and to indicate your monthly burn rate as well as the amount of time that your present capital will last at this rate.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Our existing principal stockholders exercise control of our Company. page 8

12.            We note your response to our prior comment 16 and reissue in part. Please revise to discuss any conflicts of interest Mr. O'Connell may have in his position as controlling person of your company as well as a vendor to you.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

We have previously leased our racecars from P-l. page 9

13.            We note your response to our prior comment 13 and reissue in part. Please revise to discuss the disadvantages of leasing your racecar from one source compared to various sources.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

14.            Please revise this risk factor to clearly identify where the risk lies and to remove mitigating language about the benefits of your lease arrangements.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

15.            You currently have two risk factors with identical titles that address two different issues: (1) leasing racecars from P-l; and (2) purchase of your new racecar and risks associated with Grand Am regulation, Please revise the titles to differentiate these two risk factors.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

We may not be able to attract and maintain sponsors as ,our primary source of revenues. page 11

16.  We note your response to our prior comment 19 and reissue, Please revise the risk factor heading to include the fact that you have not entered into any sponsorships since the Company's inception in 2006.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

We are dependent on our key personnel,  page 11

17. We note your reference to the "loss of existing or potential clients" to competitors. It appears from your disclosure that you currently do not have any clients. Please advise or revise to address this apparent inconsistency.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Grand Am Road Racing. page 15

18.  We note your disclosure that you do not have any formal contracts with Grand Am "other than to enter racecars in Grand Am events," Please explain your obligations under these contracts or revise your disclosure for consistency.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Company History. page 17

19.           We note your response to our prior comment 24 and reissue in part. Revise to disclose how much revenue and purse winnings you have received since inception so that investors may have a better understanding or your experience to date.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

20.           We note your statement that you lease offices from a company in which Mr. O'Connell holds a majority of the economic interest." Please identify the company.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

2009 -No events entered in 2009. page 20

21.            Please revise to include the lease agreement price of $15,000 for endurance events (current disclosure states $15,00).

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Business Strategy. page 21

22.            You must have a reasonable basis for all forward looking disclosure. See item 10(b) of Regulation S-K. In this regard. it does not appear that you have a reasonable basis at this point to project that you will earn sponsorship revenue of up to $250,000 per event, since you have never had a sponsor, have an inconsistent record of placements in the races you have completed and appear to presume that you will be able to have 1 primary and multiple secondary sponsors per event. As such, please revise to delete this projection.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Facilities and Maintenance. page 22

23.  Revise the second sentence to reflect the fact that you now own 2 cars.

Response

Registrant owns only one racecar.

Trends & Outlook. page 23

24.            We note your response to our prior comment 31 and reissue in part. Revise your disclosure under "Trends and Outlook" so that it is anticipatory in nature. For example, you continue to refer to "certain sponsors" and that "sponsors might terminate their relationship" with you but you have no current sponsors.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Operating Expenses. page 25

25.            We note your response to our prior comment 33 and reissue in part. Expand to provide additional information regarding the material terms for the $45,075 expense for industry consultants.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Year Ended December 31, 2007; Compared to Year Ended December 31. 2006. page 26

26.            We note your response to our prior comment 36 and reissue. Your narrative discussion should not merely repeat numerical changes for the increase or decrease in line items, but should be expanded to discuss the various components of each item. Explain the facts and circumstances that caused a decrease in revenues generated in fiscal year 2009. See Instruction 4 to Item 303(a) of Regulation S-K.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Liquidity. page 26

27.            We note your response to our prior comment 34 and reissue. Describe briefly your travel and lodging expenses and miscellaneous expenses in more detail.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Security Ownership of Certain Beneficial Owners and Management page 33

28.            We note your response to our prior Comment 42 and reissue. The amounts shown here for debt incurred by you to related parties, as well as shares issued to related parties in debt repayments, do not appear to match the amounts shown in Note 2 Related Party Transactions, in your financial statements. Please revise or advise.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Selling Shareholders. page 37

29.           Your response to our prior comment 45 indicates that Extend Services Pty, Ltd. was issued founders' stock in error and that this fact is set forth in the prospectus. Please explain how you addressed the error of issuing stock to Extend Services Pty, Ltd.

Response

Any reference to Extend Services Pty, Ltd. has been removed from the registration statement.  When the error was discovered, the Registrant sought and recovered the stock certificate from Extend Services Pty, Ltd, the shares were cancelled, and the  were issued to Cassin Farlow, LLC., the correct owner.

30.           We note your response to our prior comment 45 that Chad B. Arnold, who owns and controls Capital Strategy Partners LLC, is a registered representative with BMA Securities, a broker-dealer. Please tell us the date when Mr. Arnold acquired your shares and whether Mr. Arnold is a broker-dealer or an affiliate of a broker-dealer.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

As set forth in the Footnotes to the Selling Shareholder table, Mr. Arnold is currently a registered representative with BMA Securities.  On November 8, 2008, the time that the shares were issued to Capital Strategy Partners, LLC, Mr. Arnold was not associated with a broker/dealer.

Plan of Distribution. page 38

31.  We note your response to our prior comment 44 and reissue. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealer must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly. In addition to the information regarding Chad Arnold (see Response to Comments 30 above) Edward Bernabeo is now associated with World Equity Group, Inc. , a registered broker/dealer. Neither Capital Strategy Partners, LLC nor Mr. Bernabeo received their shares in the registrant as underwriting compensation. No other selling shareholder is affiliated with a broker/dealer.

Financial Statements. F-2

32.            In several places in your financial statements you state that in 2009 you had 15,650,873 shares issued. and outstanding. In other parts of the filing you state that you currently have 15,507,956 shares issued and outstanding. Please revise or advise why this number was higher in 2009 compared to the current number of issued and outstanding shares.

Response

The correct outstanding number of shares as of the current date and December 31, 2009 is 15,650,873. Such number is now used consistently throughout the registration statement.

Note 1. Organization. Operation and Summary,  page F-6

33.           You state that the "Company designs and assembles motorsport racecars for its own use."

This part of your business is not described anywhere else in the registration statement. Please advise or revise.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly. The language in Footnote 1 has been revised

Note 5, Going Concern. page F-l1 and Exhibit 5.1 (Legal Opinion)

34.            You state in your second Note 5 to financial statements that you are registering 15,650.873 common shares under this registration statement, All other sections of the registration statement state that you are registering 4,128,125 shares. Please revise. In addition, please revise Exhibit 5.1 (legal opinion) to correctly reflect the number of shares offered for sale by the selling shareholders.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Item 13. Expenses of Issuance and Distribution. page 41

35.           Please state and pay the correct SEC Registration Fee and disclose the portion of expenses, if any, to be paid by selling shareholders. Refer to Item 512.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly. All expenses of the offering are being paid by the registrant.

Age of Financial Statements

36.            Please continue to consider the financial statement updating requirements as set forth in Rule 8-08 of Regulation S-X. In this regard, in the next amendment, please include unaudited interim financial statements for the three months period ended March 31, 2010 and the comparative prior period. Related financial information) such as MD & A should also be updated to include the interim period results. Also see Rule 8-03 of Regulation SX for the requisites of the interim financial statements.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly. Unaudited Financial Statements for the Quarter ended March 31, 2010 have been included.

Exhibit 5.1

Revise to indicate consistently the number of shares registered.

Response

Exhibit 5.1 has been amended to reflect the number of shares being registered.  Note that the number of shares has been increased to 4,359,300

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By:s/ Brad Bingham
     Brad Bingham